May 27, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Med-X, Inc.
Offering Statement on Form 1-A
File No. 024-12516

Ladies and Gentlemen:

In accordance with Rule 252(e) under the Securities Act of 1933, as amended, the undersigned respectfully requests that the qualification date for the above-referenced Offering Statement be accelerated so that it will be declared qualified at 4:00 p.m. Eastern Time on May 29, 2025, or as soon thereafter as is practicable.

Please contact Jesse L. Blue, Esq. with Sichenzia Ross Ference Carmel LLP (516) 668-4553 once the Offering Statement is declared qualified.

MED-X, INC.

By:	/s/ Matthew Mills
Matthew Mills
Chief Executive Officer